Exhibit 12.1

RBS GLOBAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Historical
	Fiscal Year Ended March 31,
	2004	2005	2006
Earnings:
Income (loss) from continuing operations before income taxes (1)	22.9	35.8	39.2
Fixed charges	47.2	46.0	64.0

Earnings adjusted for fixed charges	70.1	81.8	103.2

Fixed charges:
Interest expensed and capitalized (2)	45.4	44.0	61.5
Interest (representative of rental expense) (3)	1.8	2.0	2.5
Total fixed charges	47.2	46.0	64.0

Ratio of earnings to fixed charges	1.5x	1.8x	1.6x

(1)	Pre tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees.
(2)	Fixed charges including amortized premiums, discounts and capitalized expenses related to indebtedness.
(3)	An estimate of the interest within rental expense (total rent expense) 33%.